
HERDEZ

GRUPO
HERDEZ.

82-3818

April 04, 2003.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 2


03022345

Dear Sirs.:

Attached you can find a copy of Consolidated Financial Statement corresponding to the period 4th. Quarter 2002 at December 31 of 2002 and 2001. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal. FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

P.A.


ERNESTO RAMOS ORTIZ.

dlw 6/5

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55


HERDEZ

GRUPO
HERDEZ.

April 04, 2003.

SECURITIES AND EXCHANGE COMMISSION.
DIVISION OF CORPORATION FINANCE.
OFFICE OF INTERNATIONAL CORPORATE FINANCE
STOP 3-2
450 FIFTH STREET, N.W.
WASHINGTON, D.C. 20549

Dear Sirs.:

Attached you can find a copy of Consolidated Financial Statement corresponding to the period 4th. Quarter 2002 at December 31 of 2002 and 2001. This information was sent to the Mexican Stock Exchange too.

Please send a copy of this letter back sign or seal. FAX NUMBER 52 01 57 97 Mexico, city.

If you have any questions, please let me know.

Regards.

ERNESTO RAMOS ORTIZ.

Corporativo Cinco S.A. de C.V. Monte Pelvoux Nº 215 Col. Lomas de Chapultepec,
Delegación Miguel Hidalgo C.P. 11000, México D.F. Tel.: 52 01 56 55

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** Quarter: **4** Year: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT DECEMBER 31 OF 2002 AND 2001

(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**4,372,104**	**100**	**4,064,863**	**100**
2	**CURRENT ASSETS**	**2,255,569**	**52**	**2,060,849**	**51**
3	CASH AND SHORT-TERM INVESTMENTS	152,684	3	47,312	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	720,305	16	749,665	18
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	321,630	7	373,097	9
6	INVENTORIES	850,488	19	803,511	20
7	OTHER CURRENT ASSETS	210,462	5	87,264	2
8	**LONG-TERM**	**123,802**	**3**	**132,351**	**3**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	123,802	3	132,351	3
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**1,734,167**	**40**	**1,757,533**	**43**
13	PROPERTY	734,743	17	657,342	16
14	MACHINERY AND INDUSTRIAL	1,527,135	35	1,567,559	39
15	OTHER EQUIPMENT	164,538	4	149,766	4
16	ACCUMULATED DEPRECIATION	959,539	22	893,131	22
17	CONSTRUCTION IN PROGRESS	267,290	6	275,997	7
18	**DEFERRED ASSETS (NET)**	**258,566**	**6**	**114,130**	**3**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**2,299,783**	**100**	**2,059,732**	
21	**CURRENT LIABILITIES**	**861,177**	**37**	**950,067**	**46**
22	SUPPLIERS	298,048	13	303,424	15
23	BANK LOANS	335,438	15	500,662	24
24	STOCK MARKET LOANS	0	0	0	0
25	TAXES TO BE PAID	8,337	0	19,244	1
26	OTHER CURRENT LIABILITIES	219,354	10	126,737	6
27	**LONG-TERM LIABILITIES**	**1,023,926**	**45**	**664,551**	**32**
28	BANK LOANS	1,023,926	45	664,551	32
29	STOCK MARKET LOANS	0	0	0	0
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**398,993**	**17**	**427,663**	**21**
32	**OTHER LIABILITIES**	**15,687**	**1**	**17,451**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**2,072,321**		100 **2,005,131**	
34	**MINORITY INTEREST**	**490,635**	**24**	**412,844**	**21**
35	**MAJORITY INTEREST**	**1,581,686**	**76**	**1,592,287**	**79**
36	**CONTRIBUTED**	**960,025**	**46**	**960,507**	**48**
37	PAID-IN CAPITAL STOCK (NOMINAL)	422,314	20	422,825	21
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	356,677	17	356,648	18
39	PREMIUM ON SALES OF SHARES	181,034	9	181,034	9
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**621,661**	**30**	**631,780**	**32**
42	RETAINED EARNINGS AND CAPITAL RESERVE	2,164,004	104	2,115,893	106
43	REPURCHASE FUND OF SHARES	161,781	8	163,136	8
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(1,846,176)	(89)	(1,786,149)	(89)
45	NET INCOME FOR THE YEAR	142,052	7	138,900	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**152,684**	**100**	**47,312**	**100**
46	CASH	0	0	0	0
47	SHORT-TERM INVESTMENTS	152,684	100	47,312	100
18	**DEFERRED ASSETS (NET)**	**258,566**	**100**	**114,130**	
48	AMORTIZED OR REDEEMED EXPENSES	258,566	100	114,130	100
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**861,177**	**100**	**950,067**	
52	FOREING CURRENCY LIABILITIES	10,438	1	61,026	6
53	MEXICAN PESOS LIABILITIES	850,739	99	889,041	94
24	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**219,354**	100	**126,737**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	219,354	100	126,737	100
27	**LONG-TERM LIABILITIES**	**1,023,926**	**100**	**664,551**	
59	FOREING CURRENCY LIABILITIES	330,926	32	61,026	9
60	MEXICAN PESOS LIABILITIES	693,000	68	603,525	91
29	**STOCK MARKET LOANS**	**0**	**100**	**0**	**100**
61	BONDS	0	0		0
62	MEDIUM TERM NOTES	0	0		0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**398,993**	**100**	**427,663**	
65	NEGATIVE GOODWILL	0	0	685	0
66	DEFERRED TAXES	398,993	100	426,978	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**15,687**	**100**	**17,451**	
68	RESERVES	15,687	100	17,451	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(1,846,176)**	100	**(1,786,149)**	100
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(1,846,176)	(100)	(1,786,149)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	1,394,392	1,110,782
73	PENSIONS FUND AND SENIORITY	9,511	5,826
74	EXECUTIVES (*)	16	16
75	EMPLOYERS (*)	2,047	1,995
76	WORKERS (*)	3,074	2,992
77	CIRCULATION SHARES (*)	422,046,063	422,555,963
78	REPURCHASED SHARES (*)	9,953,937	9,444,037

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**4,566,580**	**100**	**4,139,884**	**100**
2	COST OF SALES	2,600,782	57	2,323,458	56
3	**GROSS INCOME**	**1,965,798**	**43**	**1,816,426**	**44**
4	OPERATING	1,473,568	32	1,362,528	33
5	**OPERATING**	**492,230**	**11**	**453,898**	**11**
6	TOTAL FINANCING	129,313	3	80,716	2
7	**INCOME AFTER FINANCING COST**	**362,917**	**8**	**373,182**	**9**
8	OTHER FINANCIAL OPERATIONS	(13,501)	0	(30,683)	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**376,418**	**8**	**403,865**	**10**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	103,001	2	150,701	4
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**273,417**	**6**	**253,164**	**6**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	4,839	0	3,695	0
13	**CONSOLIDATED NET INCOME OF**	**278,256**	**6**	**256,859**	**6**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**278,256**	**6**	**256,859**	**6**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**278,256**	**6**	**256,859**	**6**
19	NET INCOME OF MINORITY INTEREST	136,204	3	117,959	3
20	**NET INCOME OF MAJORITY INTEREST**	**142,052**	**3**	**138,900**	**3**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**4,566,580**	100	**4,139,884**	100
21	DOMESTIC	4,260,312	93	3,869,640	93
22	FOREIGN	306,268	7	270,244	7
23	TRANSLATED INTO DOLLARS (***)	30,523	1	27,420	1
6	**TOTAL FINANCING COST**	**129,313**	100	**80,716**	100
24	INTEREST PAID	120,192	93	149,528	185
25	EXCHANGE LOSSES	43,627	34	0	0
26	INTEREST EARNED	6,031	5	26,328	33
27	EXCHANGE PROFITS	0	0	20,153	25
28	GAIN DUE TO MONETARY POSITION	(28,475)	(22)	(22,331)	(28)
8	**OTHER FINANCIAL OPERATIONS**	**(13,501)**	100	**(30,683)**	100
29	OTHER NET EXPENSES (INCOME) NET	(13,501)	(100)	(30,683)	(100)
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**103,001**		100 **150,701**	100
32	INCOME TAX	95,037	92	142,814	95
33	DEFERED INCOME TAX	1,354	1	2,314	2
34	WORKERS' PROFIT SHARING	6,610	6	5,573	4
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR **2002**

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	5,073,978	4,599,870
37	NET INCOME OF THE YEAR	279,521	408,039
38	NET SALES (**)	4,566,580	4,139,884
39	OPERATION INCOME (**)	492,230	453,898
40	NET INCOME OF MAYORITY INTEREST(**)	142,052	138,900
41	NET CONSOLIDATED INCOME (**)	278,256	256,859

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: 4 YEAR: 2002

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**278,256**	**256,859**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	153,278	83,723
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**431,534**	**340,582**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	(82,215)	(26,727)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**349,319**	**313,855**
6	CASH FLOW FROM EXTERNAL FINANCING	150,523	(32,798)
7	CASH FLOW FROM INTERNAL FINANCING	(126,273)	(228,196)
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**24,250**	**(260,994)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(268,197)**	**(136,695)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	105,372	(83,834)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	47,312	131,146
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	152,684	47,312

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

JUDGED INFORMATION **Final Printing**

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**153,278**	**83,723**
13	DEPRECIATION AND AMORTIZATION FOR THE	116,254	104,776
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	(1,764)	2,795
15	+ (-) NET LOSS (PROFIT) IN MONEY	43,627	(20,153)
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	(4,839)	(3,695)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**(82,215)**	**(26,727)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	29,360	17,908
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(94,945)	3,403
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(71,730)	(67,290)
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	(5,376)	55,323
22	+ (-) INCREASE (DECREASE) IN OTHER	60,476	(36,071)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**150,523**	**(32,798)**
23	+ SHORT-TERM BANK AND STOCK MARKET	(43,627)	74,112
24	+ LONG-TERM BANK AND STOCK MARKET	359,374	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	(165,224)	(106,910)
28	(-) STOCK MARKET AMORTIZATION	0	0
29	(-) OTHER FINANCING AMORTIZATION	0	0
7	**CASH FLOW FROM INTERNAL FINANCING**	**(126,273)**	**(228,196)**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	92,186	0
31	(-) DIVIDENS PAID	(218,459)	(228,196)
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	0	0
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(268,197)**	**(136,695)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	(113,088)	(5,118)
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(39,450)	(79,452)
36	(-) INCREASE IN CONSTRUCTIONS IN	(69,037)	(39,661)
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	(46,622)	(12,464)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** **2002**
GRUPO HERDEZ, S.A. DE C.V.

RATIOS
CONSOLIDATED

JUDGED INFORMATION **Final Printing**

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	6.09	%	6.20	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	8.98	%	8.72	%
3	NET INCOME TO TOTAL ASSETS (**)	6.36	%	6.32	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	53.24	%	38.60	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	10.23	%	8.69	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	1.04	times	1.02	times
7	NET SALES TO FIXED ASSETS (**)	2.63	times	2.36	times
8	INVENTORIES ROTATION (**)	3.06	times	2.89	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	49	days	57	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	8.84	%	12.83	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	52.60	%	50.67	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	1.11	times	1.03	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	14.84	%	5.93	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	59.04	%	37.81	%
15	OPERATING INCOME TO INTEREST PAID	4.10	times	3.04	times
16	NET SALES TO TOTAL LIABILITIES (**)	1.99	times	2.01	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	2.62	times	2.17	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.63	times	1.32	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.98	times	1.00	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	17.73	%	4.98	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	9.45	%	8.23	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	(1.80)	%	(0.65)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.91	times	2.10	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	620.71	%	12.57	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	(520.71)	%	87.43	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	14.71	%	58.12	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

JUDGED INFORMATION **Final Printing**

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ 0.34		$ 0.33	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ 0.34		$ 0.33	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 3.75		$ 3.77	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.17		$ 0.18	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.91	times	0.90	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	10.10	times	10.28	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

February 27, 2003

Distinguished Members of the Board:

Our country's and the world's key economic indicators confirmed the year 2002 disappointing results, resulting from a reduction in the rate of consumption.

In spite of the persistent challenge presented by the business climate in Mexico and in the rest of the world, our expansion plans and strategies continued to be implemented. The association with Barilla in the pastas market propelled us to achieve the largest sales increase in the history of the Grupo. Net sales during the year 2002 reached 4,567 million pesos, for an increase of 10% in real terms compared to the year 2001, while in terms of cases sold, sales increased by more than 43%, from 26.2 million to 37.5 million cases sold.

Excluding the sales from Barilla, sales based on the number of cases sold rose by 6%, twice the amount achieved in the last two years. This increase was due to favorable results reported in our seafood line and the new presentations of mayonnaise, chicken bullion, and teas, among others.

Our operating profit grew 8.4% in real terms, increasing from $454 million to $492 million. Our operating margin declined slightly due to the higher costs of our raw materials and packaging, as well as higher distribution costs from the increase in cases sold. On the other hand, operating expenses amounting to 32.3% of sales, declined by 0.6 percentage points, compared to 32.9% in the year 2001.

Operating cash flow (EBITDA) increased by $50 million from $559 million to $609 million, for an increase of 9% in real terms.

Net profits increased $3 million, totaling $142 million, resulting mostly from a $43 million exchange loss.

We restructured our bank debt, managing to reduce our short- term debt to 25% of total debt, versus 43% in the previous year, while the dollar denominated debt equaled 25% of the total debt, compared to 43% at the closing of the year 2001.

The Grupo's new organizational structure, consisting of single Business Units, continues to operate and perform with increasing efficiency, focusing on the expansion of our leadership.

We trust our productivity and constant improvement programs will allow us to

offset the higher costs observed in some raw materials and packaging.

During the month of July 2002, we acquired a compound in the city of San Luis Potosí, which includes approximately 20 thousand square meters of already built facilities, and 183 thousand square meters of land. This location will house the facilities for the new industrial complex named "DUQUE DE HERDEZ", which will include the following:

1. The plant, Barilla México SA de CV, for the manufacture and production of pastas under the Barilla, Yemina, and Vesta brands.

2. A new manufacturing plant for the McCormick de México products, as we gear to increase production capacity.

3. A new Macro Distribution Center of over 20 thousand square meters, to improve the level of service to our customers, particularly those located in the center and north of the country.

4. A new Research and Development Center, and a new Training Center.

The conjointly investment in this industrial complex is expected to surpass $35 million dollars for a period of approximately 3 years.

On May 22, 2002, Grupo Herdez and Nacional Financiera came to an agreement known as "Productive Chains". Through this agreement, a significant number of the Grupo's suppliers will be able to discount their trade receivables electronically, thereby providing them with an efficient system of financing at competitive rates. This system will also enable us to ensure the supply of some of our raw materials.

Being a global and proudly Mexican company with a long-term vision, we continued to open new markets both domestically and internationally. Proof of our commitment to this vision was the introduction, in Great Britain, of our new "Doña María" products under the "MEX MEX" concept, the introduction of the new home style sauce presentations for the domestic market, the "Almejito", clam juice with tomato, the introduction of individual fruit portions in syrup, and the fruit drink "Festín" for children, to mention a few.

Given the tremendous challenges and opportunities the year 2003 presents, we intend to sustain our growth through the consolidation of our present product lines, continuous product innovation with a particular emphasis on research and development, the expansion of our markets, internal and external, and most definitely by continuing to search for greater operating efficiency and excellence in service.

As always, our sincere gratitude to our staff for their effort and dedication; to our shareholders, clients and suppliers, our thanks for your support; and to our partners McCormick, Hormel and Barilla, our profound appreciation for

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED

JUDGED INFORMATION

Final Printing

your trust.

TODAY, TOMORROW AND ALWAYS
WITH ALL TRUST IS...HERDEZ.

Enrique Hernández-Pons T.
President

FINANCIAL STATEMENT NOTES (1)

ANNEX 2 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

NOTE 1. STRUCTURE OF THE COMPANY.

THE MAIN ACTIVITIES OF GRUPO HERDEZ ARE:

A) TO PROMOTE, CONSTITUTE, ORGANIZE, AND TAKE SHARE IN THE CAPITAL STOCK OF ALL ENTERPRISES, AS MEXICANS TO FOREIGNS, AND TO SHARE IN THEIR ADMINISTRATION OR LIQUIDATION.

B) THE ACQUISITION, SELLING AND THE NEGOTIATIONS OF ALL KIND OF SECURITIES PERMITTED BY LAW, WITHOUT TO MAKE ACTS OF INTERMEDIATION IN THE MEXICAN MARKET STOCK.

GRUPO HERDEZ SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES:

HERDEZ, S.A. DE C.V., GRUPO BUFALO, S.A. DE C.V., MIEL CARLOTA, S.A. DE C.V., ALMACENADORA HERPONS, S.A. DE C.V., HORMEL ALIMENTOS, S.A. DE C.V., ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V., YAVAROS INDUSTRIAL, S.A. DE C.V., HERSEA, S.A. DE C.V., MCCORMICK DE MEXICO, S.A. DE C.V., AND SOCIEDAD DE DESARROLLO AGRÍCOLA, S.A. DE C.V.

HERDEZ, S.A. DE C.V. SHARES IN THE CAPITAL STOCK OF THE FOLLOWING ENTERPRISES: ARPONS, S.A. DE C.V., HERIMEX, S.A. DE C.V., HERSAIL, S.A. DE C.V., HERPORT, S.A. DE C.V. AND GRUPO INMOBILIARIO.

NOTE 2. ACCOUNTING POLICIES.

A) ALL THE MAIN OPERATIONS AND BALANCES INTER COMPANIES ARE ELIMINATED IN THE CONSOLIDATION. IN THE INDIVIDUAL COMPARATIVE FINANCIAL STATEMENTS ARE PRESENTED THE INVESTMENT IN SUBSIDIARIES WITH THE EQUITY METHOD. NET GOODWILL IS ADDED TO THIS ROW.

B) SHORT TERM INVESTMENTS ARE STATED AT COST, APPROXIMATES MARKET VALUE.

C) INVENTORIES ARE EXPRESSED AT THE LAST PURCHASE PRICE OR PRODUCTION COST, WHICH DOES NOT EXCEED MARKET. COST OF SALES IS DETERMINED BY THE LAST-IN FIRST-OUT METHOD.

D) PROPERTY, PLANT AND EQUIPMENT AND THE RELATED ACCUMULATED DEPRECIATION ARE RESTATED BY APPLYING THE NATIONAL CONSUMER PRICE INDEX (NCPI) IN ACCORDANCE WITH THE FIFTH SERIES OF AMENDMENTS TO STATEMENT B-10 OF THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS. (MIPA)

THE ADMINISTRATION OF THE COMPANY CONSIDERED THAT THE UPDATING OF THE FIXED ASSETS OF 2001, WOULD BE GREATER THAN THE MARKET VALUE , FOR THIS REASON THE VALUE OF THE FIXED ASSETS WERE LIMITED UNTIL 31 AS DECEMBER OF 2001.

AS THE SAME WAY, THE SHIPS OF YAVAROS WILL BE UPDATED WITH THE NPCI OF THE COUNTRY WHERE WERE ACQUIRED, BECAUSE THE VALUE IS MORE REALISTIC ACCORDING WITH THEIR CHARACTERISTICS.

E) TRANSACTIONS IN FOREIGN CURRENCY ARE RECORDED AT THE RATES OF EXCHANGE PREVAILING ON THE DATES THEY ARE ENTERED INTO AND/OR SETTLED. ASSETS AND LIABILITIES DENOMINATED IN SUCH CURRENCIES ARE STATED AT THE MEXICAN PESO EQUIVALENTS RESULTING FROM APPLYING THE YEAR -END RATES. EXCHANGE DIFFERENCES ARISING FROM FLUCTUATIONS IN THE EXCHANGE RATES BETWEEN THE DATES ON WHICH TRANSACTIONS ARE ENTERED AND THOSE ON WHICH THEY ARE SETTLED, OR THE BALANCE SHEET DATES, ARE CHARGED OR CREDITED TO INCOME.

NOTE 3. PROPERTY, PLANT AND EQUIPMENT.

THESE DATA CAN BE LOCATED IN THE ANNEX 4.

NOTE 4. CONTINGENT LIABILITIES.

THIS BALANCE IS INTEGRATED FOR THE SENIORITY PREMIUMS THAT ALL THE WORKERS HAVE RIGTH WHEN THEY FINISH THEIR LABOR RELATION AFTER 12 YEARS OF SERVICE ACCORDING WITH THE COLLECTIVE LABOR CONTRACT LESS THE AMOUNT THAT THE COMPANY HAS IN AN IRREVOCABLE TRUST FUND. ALL THE AMOUNTS HAVE BEEN DETERMINED BASED ON ACTUARIAL CALCULATIONS.

BELOW IS A SUMMARY OF THE MAIN CONSOLIDATED FINANCIAL DATA RELATIVE TO THE SENIORITY PREMIUMS AND PENSION PLANS.

	2002
PROJECTED BENEFIT OBLIGATION	(51,640)
PLAN ASSETS AT MARKET VALUE	9,511
UNAMORTIZED PRIOR SERVICE COST	20,528
UNAMORTIZED VARIATION IN ASSUMPTIONS AND ACTUARIAL ADJUSTMENTS	5,914
PROJECTED NET LIABILITY	(15,687)
ACCUMULATED BENEFIT OBLIGATION	(40,556)
UNAMORTIZED TRANSITION ASSET	24,869
NET COST FOR THE PERIOD	$ 7,685

THE TRANSITION LIABILITY IS AMORTIZED BY THE STRAIGHT LINE METHOD OVER THE AVERAGE REMAINING USEFUL LIVES OF THE EMPLOYEES EXPECTED TO RECEIVE THE BENEFITS (APPROXIMATELY 16 YEARS).

OTHER COMPENSATIONS BASED ON LENGTH OF SERVICE TO WHICH EMPLOYEES MAY BE ENTITLED IN THE EVENT OF DISMISSAL OR DEATH, IN ACCORDANCE WITH THE FEDERAL LABOR LAW, ARE CHARGED TO INCOME IN THE YEAR IN WCHICH THEY BECOME PAYABLE.

NOTE 5. EQUITY.
EQUITY IS INTEGRATED AS FOLLOWS:

HISTORICAL	RESTATEMENT	TOTAL

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

JUDGED INFORMATION

CAPITAL STOCK 422,314 356,677
778,991
PREMIUM IN SALES OF SHARES 43,571 137,463 181,034
LEGAL RESERVE 33,486 36,585
70,071
RETAINED EARNINGS 997,584 1,096,349 2,093,933

REPURCHASE FUND 28,268 133,153
161,781
DEFICIT IN THE RESTATEMENT OF CAPITAL (1,846,176) (1,846,176)

NET INCOME 138,609 3,443
142,052
TOTAL 1,664,192 (82,506)
1,581,686

NOTE 6. REPURCHASE FUND.

IN EXTRAORDINARY MEETING CELEBRATED IN MARCH 1994, PRIOR AGREEMENT OF THE BOARD OF DIRECTORS AND IN TERMS OF THE SECURITIES MARKET LAW IT WAS DECIDED TO CREATE THIS REPURCHASE FUND IN AN AMOUNT OF $50,000 NOMINAL.
THIS FUND HAS BEEN UTILIZED SINCE JUNE 1998 ACQUIRING 2,564,000 TO $3.74 PER SHARE IN AVERAGE.
DURING 1999 3,399,000 MORE SHARES WERE ACQUIRED AT $3.1093 AVERAGE PRICE PER SHARE.
DURING 2000 1,566,000 MORE SHARES WERE ACQUIRED AT $3.0477 AVERAGE PRICE PER SHARE.
DURING 2001 1,915,037 MORE SHARES WERE ACQUIRED AT $2.5030 AVERAGE PRICE PER SHARE.
DURING 2002 WE SOLD 60,100 SHARES AT $4.0125 AVERAGE PRICE PER SHARE.
DURING 2002 570,000 MORE SHARES WERE ACQUIRED AT $3.8877 AVERAGE PRICE PER SHARE.

NOTE 7. COMPREHENSIVE FINANCING COST.

	CONSOLIDATED DATA
PAID INTERESTS	120,192
GAIN INTERESTS	6,031
EXCHANGE LOSS	43,627
GAIN ON NET MONETARY POSITION	(28,475)
TOTAL	129,313

NOTE 8. DEFFERRED TAXES.

IN ACCORDANCE WITH ACCOUNTING PRINCIPLES, WE HAVE TO RECOGNIZE SINCE THIS BEGINNING OF THE YEAR THE DEFFERRED TAXES OF INCOME TAX DERIVATED OF THE COMPARISON OF FISCAL AND ACCOUNT VALUES OF INVENTORIES AND FIXED ASSETS.

THE ACCUMULATED EFFECTS AT 30 OF DECEMBER WERE:

IN RESULTS: IN THE PROVISION TAXES	1,354
IN LIABILITIES: IN DEFFERRED TAXES	398,993

NOTE 9. MONTHLY NET INCOME (HISTORICAL AND UPDATED)

MONTH	HISTORICAL INCOME		N P C I		FACTOR	UPDATED INCOME	
	MONTHLY	ACCUMULATED	CLOSING	ORIGEN	ACTUALIZ	MONTHLY	ACCUMULATED
Jan	14,050	14,050	102.904	98.253	1.0473	14,715	14,715
Feb	14,050	28,100	102.904	98.190	1.0480	14,724	29,439
Mar	14,068	42,168	102.904	98.692	1.0426	14,667	44,106
Apr	8,500	50,668	102.904	99.231	1.0370	8,815	52,921
May	8,500	59,168	102.904	99.432	1.0349	8,797	61,717
Jun	8,593	67,761	102.904	99.917	1.0298	8,849	70,566
Jul	4,820	72,581	102.904	100.204	1.0269	4,950	75,516
Aug	4,890	77,471	102.904	100.585	1.0230	5,002	80,519
Sep	4,892	82,363	102.904	101.190	1.0169	4,975	85,493
Oct	18,750	101,113	102.904	101.636	1.0124	18,983	104,476
Nov	18,750	119,863	102.904	102.458	1.0043	18,831	123,306
Dec	18,746	138,609	102.904	102.904	1.0000	18,746	142,052

AT DECEMBER 31, 2002 THE COMPANY HAD THE FOLLOWING MONETARY ASSETS AND LIABILITIES IN FOREIGN CURRENCY:

	CONSOLIDATED
MONETARY ASSETS	12,605
MONETARY LIABILITIES	34,159
NET POSITION	(21,554)

AT DECEMBER 31, 2002, THE COMPANY HAD THE FOLLOWING NON MONETARY ASSETS IN FOREIGN CURRENCY.

	CONSOLIDATED
INVENTORIES	4,129
MACHINERY AND EQUIPMENT	79,476
TOTAL	83,605

DATA OF TRADE BALANCE CAN BE SEEN IN THE ANEX 6.

NOTA 10. INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

THE ADMINISTRATION OF THE GROUP PREPARES INTERNALLY FINANCIAL INFORMATION THAT IT WORKS AS A BASE TO EVALUATE AND MAKE DECISIONS, BECAUSE OF THAT WE PRESENT THE INFORMATION BY BUSSINES AND GEOGRAPHICAL SEGMENTS.

(MILLIONS PESOS)

	2002		2001	
	MÉXICO	ESTADOS UNIDOS	MÉXICO	ESTADOS UNIDOS
NET SALES	4,281	286	3,869	270
OPERATING PROFIT	475	17	452	2
NET INCOME	134	8	138	1
DEPRECIATION AND AMORTIZATION	109	7	97	7
EBITDA	584	24	549	9
TOTAL ASSETS	4,098	274	3,799	265
TOTAL LIABILITIES	2,156	144	1,925	134

THE INFORMATION BY BUSSINES SEGMENTS IS THE SAME BECAUSE THE SECTOR IS ONLY FOOD PRODUCTOS TO HUMAN CONSUMPTION.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

RELATIONS OF SHARES INVESTMENTS

ANNEX 3

JUDGED INFORMATION

CONSOLIDATED
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				\CQUISITIO! COST	PRESENT VALUE (3)
SUBSIDIARIES					
1 HERDEZ, S.A. DE C.V.	PRODS ALIMENT ENVAS	1,100,000,000	99.99	91,371	764,743
2 MCCORMICK DE MEXICO, S.A. DE C.V.	PRODS ALIMENT ENVAS	450,000,000	50.00	163,603	310,586
3 GRUPO BUFALO, S.A. DE C.V.	PRODS ALIMENT ENVAS	37,000,063	99.99	64,500	94,103
4 MIEL CARLOTA, S.A. DE C.V.	PROD MIEL DE ABEJA	135,000,000	94.49	20,350	29,852
5 YAVAROS INDUSTRIAL, S.A. DE C.V.	CAPTURA DE ESPECIES MARINAS	83,281,111	99.99	73,576	92,350
6 HORMEL ALIMENTOS, S.A. DE C.V.	IMPORT DE PRODS ALIM	3,000,000	50.00	30,000	51,469
7 ALMACENADORA HERPONS, S.A. DE C.V.	ALMACENES Y BODEGAS	120,500	99.99	20,000	48,007
8 ALIMENTOS DESHIDRATADOS DEL BAJIO, S.A. DE C.V.	PROD VEGET DESHIDRAT	5,388,187	99.99	35,460	59,402
9 HERSEA, S.A. DE C.V.	PESCA Y COMERCIALIZACION DE PROD MAR	40,050	99.87	40,000	41,734
10 SOCIEDAD DE DESARROLLO AGRICOLA, S.A. DE C.V.	PRODUCC AGROPECUARIA, FORESTAL Y APIC	4,550,000	50.00	2,275	424
11 BARILLA MEXICO, S.A. DE C.V.	IMPORT DE PASTAS Y SALSAS	117,748,096	49.95	88,874	127,980
TOTAL INVESTMENT IN SUBSIDIARIES				**630,009**	**1,620,650**
ASSOCIATEDS					
1 OTRAS AFILIADAS		1	0.00	123,802	123,802
TOTAL INVESTMENT IN ASSOCIATEDS				**123,802**	**123,802**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					1,744,452

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODIHERDEZ QUARTER: 4 YEAR: 2002

GRUPO HERDEZ, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4 **CONSOLIDATED**

JUDGED INFORMATION **Final Printing**

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	167,445	27,802	139,643	358,960	146,245	352,358
MACHINERY	591,407	194,139	397,268	935,728	491,653	841,343
TRANSPORT EQUIPMENT	21,934	11,704	10,230	34,517	23,073	21,674
OFFICE EQUIPMENT	21,844	9,904	11,940	34,088	24,381	21,647
COMPUTER EQUIPMENT	32,498	23,239	9,259	11,457	7,035	13,681
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**835,128**	**266,788**	**568,340**	**1,374,750**	**692,387**	**1,250,703**
NOT DEPRECIATION ASSETS						
GROUNDS	43,290	0	43,290	165,048	0	208,338
CONSTRUCTIONS IN PROCESS	224,945	0	224,945	42,345	0	267,290
OTHER	5,797	283	5,514	2,403	81	7,836
NOT DEPRECIABLE TOTAL	**274,032**	**283**	**273,749**	**209,796**	**81**	**483,464**
TOTAL	**1,109,160**	**267,071**	**842,089**	**1,584,546**	**692,468**	**1,734,167**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

JUDGED INFORMATION

NOTES

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos: Until 1 Year	Denominated In Pesos: More Than 1 Year	Foreign Currency With National Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Foreign Currency With Foreing Entities (Thousands Of $) – Time Interval: Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
UNSECURED DEBT																
BBVA BANCOMER	23/01/2004	8.45	0	150,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	14/01/2003	8.80	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	15/01/2003	9.20	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	16/01/2003	9.15	12,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	09/01/2003	9.00	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	09/01/2003	8.75	30,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER	16/01/2003	9.15	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	27/06/2007	9.10	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.10	0	130,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	18/03/2007	9.10	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	19/06/2007	9.10	0	100,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	11/12/2007	9.79	0	25,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	11/12/2007	9.79	0	58,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	11/12/2007	9.79	0	32,000	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	16/01/2003	9.25	22,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INBURSA	14/01/2003	9.25	8,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	09/01/2003	9.00	15,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	09/01/2003	9.00	40,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	16/01/2003	9.20	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	18/01/2003	9.20	17,000	0	0	0	0	0	0	0	0	0	0	0	0	0
IXE	09/01/2003	9.00	11,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	09/01/2003	8.70	8,143	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	24/03/2003	9.40	5,857	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	20/01/2003	8.90	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	20/01/2003	8.90	20,000	0	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA	09/01/2003	8.70	13,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANK BOSTON	10/01/2003	9.30	18,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CALIFORNIA COMMERCE BANK	05/09/2004	4.99	0	0	0	0	28,186	0	0	0	0	0	0	0	0	0
INBURSA	25/07/2007	4.35	0	0	0	0	0	0	0	156,590	0	0	0	0	0	0

ANNEX 05
CREDITS BREAK DOWN
(THOUSANDS OF PESOS)

JUDGED INFORMATION

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
INBURSA	04/02/2003	3.75	0	0	10,438	0	0	0	0	0	0	0	0	0	0	0
GE. CAPITAL	30/08/2008	4.30	0	0	0	0	29,230	29,230	29,230	58,460	0	0	0	0	0	0
TOTAL BANKS			325,000	693,000	10,438	0	57,416	29,230	29,230	215,050	0	0	0	0	0	0
PROVEEDORES																
VARIOS PROVEEDORES			298,048	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			298,048	0	0	0	0	0	0	0	0	0	0	0	0	0
OTRAS CUENTAS POR PAGAR			219,354	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			219,354	0	0	0	0	0	0	0	0	0	0	0	0	0
			842,402	693,000	10,438	0	57,416	29,230	29,230	215,050	0	0	0	0	0	0

NOTES

EL TIPO DE CAMBIO PARA VALUAR LOS PRÉSTAMOS EN MONEDA EXTRANJERA FUE DE $10.4393

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6

CONSOLIDATED
Final Printing

JUDGED INFORMATION

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	30,523	306,268	0	0	306,268
OTHER	0	0	0	0	0
TOTAL	**30,523**	**306,268**			**306,268**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	5,725	46,632	0	0	46,632
INVESTMENTS	4,116	39,791	0	0	39,791
OTHER	10,988	57,805	0	0	57,805
TOTAL	**20,829**	**144,228**			**144,228**
NET BALANCE	**9,694**	**162,040**			**162,040**
FOREING MONETARY POSITION					
TOTAL ASSETS	**12,605**	**131,596**	0	0	**131,596**
LIABILITIES POSITION	**34,159**	**356,620**			**356,620**
SHORT TERM LIABILITIES POSITION	2,461	25,694	0	0	25,694
LONG TERM LIABILITIES POSITION	31,698	330,926	0	0	330,926
NET BALANCE	**(21,554)**	**(225,024)**			**(225,024)**

NOTES

EL TIPO DE CAMBIO PROMEDIO UTILIZADO PARA LA BALANZA DE DIVISAS FUE DE $9.6674 POR UN DÓLAR NORTEAMERICANO, SOBRE PESOS NOMINALES.
EL TIPO DE CAMBIO DE CIERRE PARA LA POSICIÓN EN MONEDA EXTRANJERA FUE DE $10.4393

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**HERDEZ** QUARTER: **4** YEAR: **2002**
GRUPO HERDEZ, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
JUDGED INFORMATION **Final Printing**

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	1,961,029	2,418,230	(457,201)	0.01	4,206
FEBRUARY	1,736,079	2,391,362	(655,283)	0.01	(393)
MARCH	1,720,279	2,210,180	(489,901)	0.01	2,498
APRIL	1,795,875	2,247,272	(451,397)	0.01	2,438
MAY	1,797,828	2,249,799	(451,972)	0.01	904
JUNE	1,916,476	2,271,940	(355,464)	0.01	1,706
JULY	1,721,796	2,278,256	(556,459)	0.01	1,558
AUGUST	1,565,396	2,204,303	(638,907)	0.01	2,428
SEPTEMBER	1,500,807	2,149,247	(648,440)	0.01	3,891
OCTOBER	1,550,953	2,135,891	(584,938)	0.01	2,574
NOVEMBER	1,828,735	2,280,246	(451,512)	0.01	3,612
DECEMBER	2,011,961	2,837,182	(825,221)	0.01	3,053
ACTUALIZATION:	0	0	0	0.00	0
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	0
TOTAL					**28,475**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8

CONSOLIDATED
Final Printing

JUDGED INFORMATION

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
N O A P L I C A B L E

ACTUAL SITUATION OF FINANCIAL LIMITED

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9

CONSOLIDATED
Final Printing

JUDGED INFORMATION

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PLANTA MÉXICO	FAB MAY, MOST, JUGOS Y MERM	11,500	60
PLANTA S.L.P. LA PAZ	FAB MAY, MOST, ESPECIAS, TES	5,000	65
PLANTA S.L.P. INDUSTRIAS	FAB MOLES, SALSAS, FRUTAS	5,500	76
PLANTA VERACRUZ	FAB CHILES, FRUTAS, JUGOS	6,000	50
PLANTA ENSENADA	FAB SALSAS, ACEITUNAS	1,500	96
PLANTA YAVAROS	ENLATADO DE SARDINA	800	95
PLANTA CHIAPAS	ENLATADO DE ATÚN	1,000	75
PLANTA VALLEJO	FAB DE CREMAS, JABONES	500	50
CENTRO DISTR MÉXICO	DISTR PROD HERDEZ, D MARIA, MCCORMICK	17,272	95
CENTRO DISTR CHIHUAHUA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,300	90
CENTRO DISTR S.L.P.	DISTR PROD HERDEZ, D MARIA, MCCORMICK	6,420	90
CENTRO DISTR GUADALAJARA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,843	90
CENTRO DISTR MÉRIDA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	1,600	90
CENTRO DISTR TIJUANA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	4,355	90
CENTRO DISTR MONTERREY	DISTR PROD HERDEZ, D MARIA, MCCORMICK	3,204	90
CENTRO DISTR PUEBLA	DISTR PROD HERDEZ, D MARIA, MCCORMICK	5,550	90

NOTES

MEXICAN STOCK EXCHANGE

SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR: **2002**

GRUPO HERDEZ, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

JUDGED INFORMATION

Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
	VASO		VITROCRISA		2.21
	CARTON		ENVASES Y EMPAQUES DE MEXICO		2.49
	ETIQUETA		LITOPLAS		2.16
	TAPA		ALUCAPS MEXICANA		3.49
	BOTE		INDUSTRIA METALICA DEL ENVASE		10.81
	FRASCO		VIDRIERA QUERETARO		10.91
	PLASTICOS		LITOPLAS		0.53
	TETRAPAK		TETRAPAK		0.40
	PELICULAS		PRORUSA		0.07
	CAJILLA		PAESANO PRINTING		0.40
	ACEITE DE SOYA		ACEITES CARGILL		9.39
	VIDRIERA GUDALAJARA, S.A. DE				
	VIDRIERA MEXICALI, S.A. DE C.				
	J. PARRA E HIJOS, S.A. DE C.				
	PRODUCTOS PICANTES DE BAJA CA				
	SALAS LIGA				
	CONCEPCION				

NOTES

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS	18,398	1,068,880	15,262	2,287,337		HERDEZ	CIFRA WALL MART
JUGOS FRUTAS Y POST	4,204	256,323	3,837	488,786		DOÑA MARIA	COMERCIAL MEXICAN/
VEGETALES	3,690	333,012	2,975	478,402		MCCORMICK	GIGANTE
MARISCOS Y CARNES	2,997	350,695	2,401	523,089		CARLOTA	SORIANA
VARIOS	192	15,608	306	96,235		YAVAROS	ISSSTE
PASTAS Y SALSAS	10,112	202,893	9,631	386,463		BUFALO	
						BARILLA	
						YEMINA	
TOTAL		2,227,411		4,260,312			

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **2002**

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

JUDGED INFORMATION

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
SALSAS Y ADEREZOS			2,359	233,096	USA	HERDEZ	
JUGOS FRUTAS Y POST			55	6,261	CENTROAMERICA	DOÑA MARIA	
VEGETALES			600	50,097	SUDAMERICA	BUFALO	
MARISCOS Y CARNES			137	16,431	EUROPA		
VARIOS			3	383			
T O T A L				306,268			

NOTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2001** — 341,339,479

Number of shares Outstanding at the Date of the NFEA: — 422,555,963
(Units)

☐ ARE THE FIGURES FISCALLY AUDITED? ☐ ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	*	422,555,963.00	15/05/2002	140,000,000.00

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM THE NFEA

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
2DO	*	422,555,963.00	15/06/2002	69,721,734.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF DICIEMBRE OF 2002

FISCAL EARNINGS	-67,845,449
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	19,162,822
NFE OF PERIOD :	-19,162,822

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF DICIEMBRE OF 2002 — 412,203,207

Number of shares Outstanding at the Date of the NFEA: — 422,555,963
(Units)

STOCK EXCHANGE COI **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR: **1999**

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2001**	
Number of shares Outstanding at the Date of the NFEA :	0
(Units)	0

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF:

Number of Shares Outstanding at the Date of the NFEAR: (Units)

ARE FIGURES FISCALLY AUDITED?

ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF ENERO OF

FISCAL EARNINGS:

+ DEDUCTED WORKER'S PROFIT SHA

- DETERMINED INCOME TAX:
- NON-DEDUCTABLES

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:

DETERMINATED RFE OF THE FISCAL YEAR

- INCOME TAX (DEFERED ISR):

* FACTOR TO DETERMINE THE NFEAR:

NFER FROM THE PERIOD

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 31 OF ENERO OF

Number of shares Outstanding at the Date of the NFEAR (Units)

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF:

Number of shares Outstanding at the Date of the NFEAR (Units)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ** QUARTER: **4** YEAR **2002**

GRUPO HERDEZ, S.A. DE C.V.

CONSOLIDATED
Final Printing

JUDGED INFORMATION

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
*		0	43,200,000	378,846,063	278,091,872	143,954,191	43,227	379,087
TOTAL			**43,200,000**	**378,846,063**	**278,091,872**	**143,954,191**	**43,227**	**379,087**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE
422,046,063

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER
*	9,953,937	3.17608	3.40000

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ   FECHA: 14/04/200: 09:40

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: GRUPO HERDEZ, S.A. DE C.V.
DO MICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 201-56-55
FAX: 5-201-57-99   **AUTOMATICO:** X
E-MAIL:
DIRECCION DE INTERNET www.grupoherdez.com.mx

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: GHE910910H19
DOMICILIO CALZ. SAN BARTOLO NAUCALPAN 360
COLONIA: ARGENTINA PONIENTE
C. POSTAL: 11230
CIUDAD Y ESTADO: MEXICO ,D.F.

RESPONSABLE DE PAGO

NOMBRE: C.P. DANIEL BENJAMIN MEJIA ACEVEDO
DOMICILIO: MONTE PELVOUX 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO ,D.F.
TELEFONO: 52-01-56-59
FAX: 52-01-57-84
E-MAIL: dbma@herdez.com.mx

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ PONS-TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-49
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx

PUESTO BMV: DIRECTOR GENERAL
PUESTO: PRESIDENTE Y DIRECTOR GENERAL
NOMBRE: LIC. ENRIQUE HERNÁNDEZ - PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ FECHA: 14/04/200: 09:40

TELEFONO: 5-201-57-48, 49, 40, 41
FAX: 5-201-57-99
E-MAIL: ehpt@herdez.com.mx, hhpt@herdez.com.mx

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE: C.P. ERNESTO RAMOS ORTIZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-21
FAX: 5-201-57-97
E-MAIL: eramos@herdez.com.mx

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: DIRECTOR DE FINANZAS
NOMBRE: C.P. PABLO LEZAMA VÉLEZ
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-23
FAX: 5-201-57-98
E-MAIL: plv@herdez.com.mx

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215
COLONIA: LOMAS DE CHAPULTEPEC
C. POSTAL: 11000
CIUDAD Y ESTADO: MEXICO D.F.
TELEFONO: 5-201-57-40 Y 52-01-57-41
FAX: 5-201-57-99
E-MAIL: hhpt@herdez.com.mx

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE: LIC. HÉCTOR HERNÁNDEZ PONS TORRES
DOMICILIO: MONTE PELVOUX # 215

CLAVE DE COTIZACION: HERDEZ FECHA: 14/04/200: 09:40

COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-40 Y 52-01-57-41
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	COORDINADORA CON RELACIÓN A INVERSIONISTAS
NOMBRE:	LIC. ADRIANA LEGORRETA GUTIÉRREZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-56-02 Y 52-01-56-03
FAX:	5-201-56-46 Y 52-01-57-93
E-MAIL:	alegorreta@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	DIRECTOR EJECUTIVO DE ADMINISTRACION Y FINANZAS
NOMBRE:	C.P. ERNESTO RAMOS ORTIZ
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-21
FAX:	5-201-57-97
E-MAIL:	eramos@herdez.com.mx

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	VICEPRESIDENTE Y DIRECTOR GENERAL DE SERVICIOS CORPORATIVOS
NOMBRE:	LIC. HECTOR HERNÁNDEZ PONS-TORRES
DOMICILIO:	MONTE PELVOUX # 215
COLONIA:	LOMAS DE CHAPULTEPEC
C. POSTAL:	11000
CIUDAD Y ESTADO:	MEXICO D.F.
TELEFONO:	5-201-57-49
FAX:	5-201-57-99
E-MAIL:	hhpt@herdez.com.mx

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA : 14/04/2003** 09:40
GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

SERIE **TODAS**

CARGO **PRESIDENTE**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. ENRIQUE HERNÁNDEZ PONS - TORRRES

CARGO **VICEPRESIDENTE**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

CARGO **TESORERO**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : C.P. M. ERNESTO RAMOS ORTIZ

CARGO **CONSEJERO(S) HONORARIO(S)**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SRA. OLYMPIA TORRES DE HERNÁNDEZ PONS

CARGO **CONSEJERO(S) PROPIETARIO(S)**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SR. RICHARD ANDREW DE PASS

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. CARLOS AUTREY MAZA

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. ENRIQUE CASTILLO SÁNCHEZ MEJORADA

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : C.P. JOSE ROBERTO DANEL DIAZ

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. PEDRO G. GRACIA MEDRANO M.

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : C.P. PABLO LEZAMA VELEZ

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. ALEJANDRO MARTINEZ GALLARDO DE PORTUALE

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. JUAN MIJARES DÁVALOS

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : C.P. LUIS NIETO MARTÍNEZ

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. EDUARDO ORTIZ TIRADO S.

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC / ICS

CLAVE DE COTIZACION: HERDEZ **FECHA : 14/04/2003** 09:40
GRUPO HERDEZ, S.A. DE C.V.

CONSEJO DE ADMINISTRACION

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. FERNANDO QUIROZ ROBLES

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SR. FERNANDO RAMOS GONZALEZ DE CASTILLA

CARGO **CONSEJERO(S) SUPLENTE(S)**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SR. JULIO SERRANO CASTRO ESPINOZA

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SR. JORGE YANEZ CERVANTES

CARGO **COMISARIO(S) PROPIETARIO(S)**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SR. JOSE MANUEL RINCON GALLARDO

VIGENCIA DEL : 19/03/2002 AL : 19/03/2003
NOMBRE : C.P. FRANCISCO JAVIER SONI OCAMPO

CARGO **COMISARIO(S) SUPLENTE(S)**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : C.P. JOSE ALFREDO HERNANDEZ LINARES

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : SR. ANGEL REYES ARIAS

CARGO **SECRETARIO PROPIETARIO**

VIGENCIA DEL : 26/03/2003 AL : 26/03/2004
NOMBRE : LIC. HÉCTOR HERNÁNDEZ PONS TORRES

CLAVE DE COTIZACIÓN: HERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

SITUACIÓN FINANCIERA POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002

TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
s01	ACTIVO TOTAL	4,372	4,065	0	0	0	0	0	0	0	0	0	0
s02	ACTIVO CIRCULANTE	2,256	2,061	0	0	0	0	0	0	0	0	0	0
s03	LARGO PLAZO	124	132	0	0	0	0	0	0	0	0	0	0
s04	INVERSIONES EN ACCIONES DE SUBSIDIARIAS Y ASOCIADOS NO CONSOLIDADOS	124	132	0	0	0	0	0	0	0	0	0	0

SECTOR 1: ALIMENTOS
SECTOR 2:
SECTOR 3:

CLAVE DE COTIZACIÓN: HERDEZ

BOLSA MEXICANA DE VALORES, S.A. DE C.V.
SIFIC/ICS

ESTADO DE RESULTADOS POR SEGMENTOS DE NEGOCIO COMPARATIVO

DEL 1 DE ENERO AL 31 DE DICIEMBRE DE 2001 Y 2002

TRIMESTRE: 4 AÑO 2002

(Millones de Pesos)

Final Printing

REF RS	CONCEPTOS	CONSOLIDADO		AJUSTES CONS.		SECTOR 1		SECTOR 2		SECTOR 3		OTROS	
		Año Act.	Año Ant.	Año Act.	Año	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.	Año Act.	Año Ant.
r01	VENTAS NETAS	0	0	0	0	0	0	0	0	4,567	4,140	0	0
r02	INGRESOS EXTERNOS	0	0	0	0	0	0	0	0	306	270	0	0
r03	INGRESOS INTERCOMPAÑIAS	0	0	0	0	0	0	0	0	0	0	0	0
r04	RESULTADO BRUTO	0	0	0	0	0	0	0	0	1,966	1,816	0	0
r05	GASTOS DE OPERACION	0	0	0	0	0	0	0	0	1,474	1,363	0	0
r06	RESULTADO DE OPERACION	0	0	0	0	0	0	0	0	492	454	0	0
r07	COSTO INTEGRAL DE FINANCIAMIENTO	0	0	0	0	0	0	0	0	129	81	0	0
r08	INTERESES PAGADOS	0	0	0	0	0	0	0	0	120	150	0	0
r09	INTERESES GANADOS	0	0	0	0	0	0	0	0	6	26	0	0
r10	RESULTADO POR POSICION MONETARIA	0	0	0	0	0	0	0	0	-28	-22	0	0
r11	OTRAS OPERACIONES FINANCIERAS	0	0	0	0	0	0	0	0	-14	-31	0	0
r12	RESULTADO ANTES DE IMPUESTOS Y P.T.U.	0	0	0	0	0	0	0	0	376	404	0	0
r13	PROVISION PARA IMPUESTOS Y P.T.U.	0	0	0	0	0	0	0	0	103	151	0	0
r14	RESULTADO NETO DESPUES DE IMPUESTOS Y P.T.U.	0	0	0	0	0	0	0	0	273	253	0	0
r15	PARTICIPACION EN LOS RESULTADOS DE SUBSIDIARIAS Y ASOCIADAS NO CONSOLIDADAS	0	0	0	0	0	0	0	0	5	4	0	0
r16	RESULTADO NETO CONSOLIDADO POR OPERACIONES CONTINUAS	0	0	0	0	0	0	0	0	278	257	0	0
r17	RESULTADO POR OPERACIONES DISCONTINUADAS (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r18	RESULTADO NETO CONSOLIDADO ANTES DE PARTIDAS EXTRAORDINARIAS	0	0	0	0	0	0	0	0	278	257	0	0
r19	PARTIDAS EXTRAORDINARIAS EGRESO (INGRESO) NETO	0	0	0	0	0	0	0	0	0	0	0	0
r20	EFECTO AL INICIO DEL EJERCICIO POR CAMBIOS EN PRINCIPIOS DE CONTABILIDAD (NETO)	0	0	0	0	0	0	0	0	0	0	0	0
r21	RESULTADO NETO CONSOLIDADO	0	0	0	0	0	0	0	0	278	257	0	0
r22	PARTICIPACION MINORITARIA	0	0	0	0	0	0	0	0	136	118	0	0
r23	RESULTADO NETO MAYORITARIO	0	0	0	0	0	0	0	0	142	139	0	0

SECTOR 1: ALIMENTOS
SECTOR 2:
SECTOR 3:

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **HERDEZ**
GRUPO HERDEZ, S.A. DE C.V.

QUARTER: **4** YEAR **2002**

CONSOLIDATED
Final Printing

JUDGED INFORMATION

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF DECEMBER OF 2002** AND **2001** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.



C.P. ERNESTO RAMOS ORTIZ.
DIRECTOR EJECUTIVO DE ADMON Y FINANZAS



C.P. PABLO LEZAMA VELEZ.
DIRECTOR DE FINANZAS.

MEXICO, D.F., AT APRIL 14 OF 2003